UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

NowRx, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10792

Delaware	27-4286597
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2224 Old Middlefield Way Mountain View, California (Address of principal executive offices)	94043 (Zip Code)

(650) 386-5761
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “NowRx,” “we,” “us” or “the company” refers to NowRx, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

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Item 1. Business

THE COMPANY’S BUSINESS

Overview

NowRx was founded with the goal of developing software, artificial intelligence, robotics and logistics to create the most convenient retail pharmacy service available, including free same-day delivery for prescription medications. For urgent medications, expedited one-hour delivery is available for an additional $5 charge. NowRx operates from within a “virtual pharmacy” location, a low-cost, highly automated, micro-fulfilment center that employs end-to-end robotic dispensing (“One-Click Fill”SM) and an artificially intelligent chat bot to provide a more efficient and effective pharmacy experience for busy customers and their physicians. Medications are hand delivered by trained NowRx drivers in plug-in electric vehicles. By eliminating the dependency on retail space, NowRx is able to maintain fixed overhead costs that are substantially lower than traditional pharmacy providers with retail storefronts on busy streets. Further margin advantages are provided by robotics and software automation. For added convenience, customers can manage their prescriptions through the NowRx mobile app, text, intelligent chat bots, phone, or through virtual voice-activated assistants such as Google Home.

Robotic Dispensing Unit	NowRx App	Google Home

NowRx responds to an obvious market need—solving the inconvenience of traditional brick and mortar pharmacies by providing all of the same pharmacy services, along with the additional benefit of safe, reliable delivery directly to the customer’s door free of charge. With NowRx, customers can conveniently manage their existing prescriptions, upload new prescriptions and even consult with a licensed pharmacist – all without ever having to leave their home or make a trip to a local pharmacy. No need to visit the pharmacy to obtain a prescription medication; no need for transportation to the pharmacy, or to stand in long lines, or to wait for the prescription to be filled. Recent studies have shown the median pharmacy wait time was 45 minutes1, and a second trip to the pharmacy was required 33% of the time.2 Customers can also use the app to easily set daily reminders to minimize the risk of missing a medication dose and to automatically request an upcoming refill order.

With free-same day delivery and one-hour expedited delivery, NowRx is part of a much broader global trend towards services delivered directly to customers home rapidly and free, a trend recently described as the on-demand economy. The size and rapid growth of the on-demand economy clearly shows that consumers are attracted by the user experience, added convenience and other benefits it provides. Recent studies show on-demand services have already moved beyond early adopters and are gaining traction among mainstream consumers who require that platforms be user-friendly, safe and fast.3

1 “Wait Time for Filling Rx”, Boehringer Ingelheim Pharmaceuticals, 2013.

2 “% Who Had to Return To or Got To a Different Pharmacy at Least Once in Past Year”, Boehringer Ingelheim Pharmaceuticals, 2013.

3 “The On-Demand Economy is Growing, and Not Just for the Young and Wealthy”, Harvard Business Review, April 2016.

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NowRx also offers advantages over mail-order pharmacies, which are able to save customers trips to the pharmacy under certain circumstances, but can be confusing to use and are inherently unable to address many important pharmacy needs, including: first time prescriptions; urgent and refrigerated medications; or others not permitted to be sent through the mail such as narcotics and other DEA-controlled medications. We believe NowRx combines the best of current pharmacy offerings to create an exciting new pharmacy solution. Several of the NowRx services are designed to also make the prescription process more convenient for physicians who also can be frustrated by the bottlenecks and inefficiencies in the pharmacy process, including our automated manufacturer coupon software that automatically identifies and applies available manufacturer coupons without the physicians having to manage physical coupons, and a streamlined insurance prior authorization process that reduces the amount of time physicians and their staff spend obtaining insurance approvals for drugs not on the health plan formularies.

We plan to establish multiple locations in strategic patient-dense areas across the country. As of December 31, 2018, the company’s service area covers the Mountain View locality in the Bay Area, where we launched our first micro-fulfilment center in January 2016. During 2019, we seek to expand within the Bay Area, to Daly City, South San Francisco and Morgan Hill, as well as the Los Angeles/Orange County area, by establishing additional micro-fulfilment centers to support those localities. We entered into 4 additional long-term office space leases, to execute on this strategy, 3 of which were signed during the fourth quarter of 2018, and 1 in January 2019. Three of these leases are for new micro-fulfilment centers in northern California and 1 in Southern California. As of December 31, 2018, one of these 4 new locations was issued a pharmacy permit, with the permits for the remaining 3 locations still pending. Our longer-term strategy is to expand to additional West Coast areas, including Seattle and San Diego, and ultimately to the rest of the country. Any expansion plans will be based on the competitive landscape, partnerships, continued access to expansion capital and other strategic considerations.

NowRx was incorporated in Delaware under the name YouRx, Inc. on February 19, 2015 and changed its name to NowRx, Inc. on May 19, 2015. We also do business under the names NowRx Express and NowRx Specialty.

Industry Trends

On-Demand Economy

NowRx is responding to the rapidly increasing consumer demand for services delivered same-day and managed by convenience of mobile apps, chat bots and voice-activated assistants. The on-demand economy is attracting more than 22.4 million consumers annually and $57.6 billion in spending3. Recent studies show on-demand services have already moved beyond early adopters and are gaining traction among mainstream consumers who require that platforms be user-friendly, safe and fast. We believe it’s just a matter of time before few people will be standing in traditional pharmacy lines.

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The on-demand economy is also rapidly expanding across the global economy. According to Crowd Companies, a firm that tracks on-demand platform businesses, more than 280 companies provide on-demand goods and services across sixteen industries today. This is up from only 76 companies operating in just six industries two years ago. There are numerous recent examples of major corporations entering on-demand markets; such as GM’s partnership with Lyft, and hotel giant Accor’s recent acquisition of Airbnb competitor Onefinestay.4

Traditional Pharmacy Industry

Traditional retail pharmacy is a $260 billion industry, with approximately 61,700 retail pharmacy locations in the United States dispensing more than 4 billion prescriptions annually.5 The rate of sales growth in the United States has slowed in recent years, driven by a decline in new blockbuster drugs, a longer FDA approval process, drug safety concerns, higher copayments and an increase in the use of generic drugs, which are less expensive but generate higher gross margins. New drug development in the next few years is expected to be concentrated in specialty prescriptions, which are targeted toward a specific disease state. These drugs are often complex and expensive. We expect prescription usage to continue to grow in the coming years due to the aging U.S. population, increased life expectancy, "baby boomers" continuing to become eligible for the federally funded Medicare prescription program and new drug therapies.

Generic prescription drugs continue to help lower overall costs for customers and third-party payors. We believe the utilization of existing generic pharmaceuticals will continue to increase, although the pace of introduction of new generic drugs is expected to slow. In general, generic versions of drugs generate lower sales dollars per prescription, but higher gross profit dollars, as compared with patent-protected brand name drugs. The impact on retail pharmacy gross profit dollars can be significant in the first several months after a generic version of a drug is first allowed to compete with the branded version, which is generally referred to as a “generic conversion.” In any given year, the number of major brand name drugs that undergo a conversion from branded to generic status can vary and the timing of generic conversions can be difficult to predict, which can have a significant impact on retail pharmacy sales and gross profit dollars.

4 “The On-Demand Economy is Growing, and Not Just for the Young and Wealthy”, Harvard Business Review, April 2016.

5 “The 2018 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, February 2018.

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Industry Consolidation and New Entrants

In recent years, the pharmacy industry and pharmacy-related health insurance providers have experienced substantial consolidation involving several blockbuster mergers and acquisitions: 1) $69 billion merger of CVS Health and Aetna, 2) CIGNA’s $52 billion acquisition of Express Scripts, 3) Walgreens’ acquisition of 1,932 Rite Aid stores for $4.4 billion. Some of these transactions represent a significant increase in vertical integration between pharmacies that distribute medications and the insurance plans and their network managers (Pharmacy Benefit Managers, or PBMs), that determine the reimbursements to pharmacies.

Another potentially significant transaction was Amazon’s acquisition of Pillpack, a startup company focused on mail delivery pharmacy for patients with multiple, long-term medications. Pillpack emphasizes the organization of medications for patients using industry standard “strip packaging” that organizes patients’ medications in a strip of multi-dose pouches, a technology that has been widely available in the pharmacy industry for more than a decade.

We believe these recent industry developments represent a somewhat predictable reaction to changing consumer behavior and rapidly increasing demand for more speed and convenience in pharmacy. While industry consolidation by the largest players has potential to increase competition for consumers and increased pricing pressures, we believe these same conditions also create opportunity for agile, technology-driven players that can rapidly adapt and sustainably differentiate their offerings to consumers leveraging technology and innovative business models and processes.

Products and Services

As an on-demand pharmacy, NowRx offers all of the same medication prescription services as a traditional retail pharmacy but does so remotely from a low cost, highly automated micro-fulfilment center (“virtual pharmacy”), providing free same-day delivery of prescription drugs and some over-the-counter medications. For an additional $5.00, the company provides delivery within 1 hour of placing an order for in-stock pharmaceuticals; a choice that may be important if a drug is needed urgently.

We offer our services through the NowRx app, by text, by telephone and through voice-activated virtual assistants such as Google Home. Customers can download the NowRx app and complete their profile, including providing details of their health insurance plan and payment method, and delivery address information. Once a customer has completed their profile, they can instruct their doctors to send their prescriptions directly to NowRx when e-prescribing. The customer is then notified via the app that their prescription has been received and verified with their insurance company; the amount of the copay; and that the prescription will be delivered to the address of their choice the same day at no cost. With a single click the customer confirms the order. Alternatively, customers can scan a paper prescription securely through the NowRx app or transfer existing prescriptions from other pharmacies.

For a prescription covered by an insurance health plan (also known as a “third-party payor”), we collect from the customer the co-payment amount dictated by the third-party payor. If there is no third-party payor, we charge the customer a cash price that is set based on our own competitive pricing plan. As a service to our customers, NowRx also applies available manufacturer coupons, often doing so electronically and automatically without the customer having to perform any action or handle any paper coupon cards. We accept payments using a variety of methods, including cash, checks, credit and debit cards and health savings plans. Physicians are able to send prescriptions to NowRx through electronic prescribing, fax, the NowRx app or telephone.

Services provided include fulfilling new prescriptions or refills, transferring prescriptions from other pharmacies, and application of drug manufacturer coupons. The latter service is especially useful since many traditional pharmacies do not have the capability of automatically handling coupon driven prescription orders. NowRx also provides reminders through the app and text messages to help customers remember to take medications and to process refills, to help promote better health and wellness. The NowRx app also has a secure video chat feature that allows customers to conveniently speak to a NowRx pharmacist from a private location of their own choosing.

As part of the company’s comprehensive approach to pharmacy, services are also provided to prescribing physicians, including: coordination and assistance with pre-authorization requests that arise when third-party insurance providers request additional information before approving a reimbursement claim; maintaining and communicating real-time status of prescription fulfillment and delivery to patient; and communicating decision support information such as available drug substitutions and/or drug interaction information. Information regarding fulfillment and delivery is available through a proprietary, secure web-based physician portal, accessible by the physician smart phone or desktop computer.

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The company uses employees and occasionally third-party delivery firms to deliver to a customer’s home or office. Drivers utilize the NowRx driver-side app, Wheels, that provides optimized routing logistics, special handling instructions and customer contact information, as well as, capture of signature and identification information. In instances in which a customer provides a scanned copy of their prescription, delivery personnel collect the original prescription prior to completing the delivery. Delivery personnel also collect cash payments when a customer does not make payment through the app or online. The company collects customer signature at the point of delivery through the Wheels app. When a customer is not present for signature, deliveries can be rerouted or arrangements can be made to leave the delivery, capture time and GPS stamped photo image of the delivered medication, and secure digital signature subsequently as proof of receipt by customer.

Suppliers

As a licensed pharmacy, NowRx purchases pharmaceutical products through wholesalers, then sells those products to patients, and then receives its revenue in the form of reimbursements from the patient’s insurance health plans, drug manufacturer coupons and from the patients themselves in the form of co-pays or cash payments. We purchase approximately 90% of our pharmaceutical products from McKesson, with the remainder supplied by Independent Pharmacy Cooperative (“IPC”). Orders are placed with McKesson at the end of each workday and those ordered items are delivered to NowRx the next business morning via truck delivery. IPC delivers products via UPS to NowRx. If our relationship with McKesson or IPC were disrupted, we could temporarily have difficulty filling prescriptions for branded and generic drugs until we execute a replacement wholesaler agreement or develop and implement self-distribution processes. There are several well-established wholesalers that are competitors to McKesson, including AmerisourceBergen Corp, Cardinal Health, Inc., and several smaller companies. We believe we could obtain and qualify alternative sources for substantially all of the prescription drugs we sell on an acceptable basis, and accordingly that the impact of any disruption would be temporary

Customers

During 2018, we filled approximately 41,834 prescriptions. As of December 31, 2018, NowRx has more than

15,297 customers. A portion of our customers order one or more prescriptions each and every month, whereas some of our other customers order only one prescription every few months. During 2018 our typical customer averaged 1.7 prescriptions and $159 revenue per month throughout the year. The loss of any one customer would not have a material adverse impact on our results of operations.

The following table illustrates (a) on the left axis the growth in total number of customers since the company commenced operations and projects near-term growth assuming that the rate of growth continues and (b) on the right axis the total number of new customers added each quarter since the company commenced operations and projects near-term growth assuming that the company acquires new customers at the same rate.

Third-party Payors

We enter into contracts with third-party payors (such as insurance companies, prescription benefit management companies, government agencies, private employers or other managed care providers) that agree to pay for all or a portion of a customer's eligible prescription purchases based on negotiated and contracted reimbursement rates for each prescription drug included in the third-party payor’s formulary. We collect from the customer any amount that remains due after reimbursement from third-party payors, if any. Reimbursement amounts from third-party payors are recorded as accounts receivable until payment is received, typically 20-45 days after the prescription is filled.

In 2018, 87% of our net sales involved prescription medications eligible for reimbursement by third-party health insurance payors. Health insurance reimbursements are managed by intermediaries called Pharmacy Benefit Managers, or PBMs. Furthermore, NowRx is part of a Pharmacy Service Organization Administrator, or PSAO, called Healthmart Atlas (formerly called Access Health). Healthmart Atlas aggregates reimbursements from one of the larger PBMs, Express Scripts, along with several other PBMs. During 2018, third-party health insurance reimbursements remitted through Healthmart Atlas accounted for approximately 30% of our net sales.

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Technology

NowRx has developed and deployed a comprehensive suite of technologies, including the following:

Unified Communication Layer: Virtual Assistants, Mobile App and Chat Bots

NowRx has developed an extensive communication layer that unifies communication from customers from across a variety of modalities, including mobile app, chat bot that interacts with native mobile texting, and voice-activated voice assistants such as Google Home, where NowRx is one of the few HIPPA-compliant healthcare application approved to manage prescriptions via voice. Customers can interact with NowRx using any of these communication modalities to manage new prescriptions and refills and receive helpful daily reminders.

“One Click FillSM”: Fully Integrated, End-to-end Robotic Dispensing

NowRx has developed a proprietary software method of interfacing with a commercially available robotic dispensing system allowing automated dispensing of refill requests with the press of one button on the mobile app by the customer (“One-Click FillSM”). Similarly, automated dispensing can be triggered by chat bot or voice-activated assistant command. Transfer requests from other pharmacies can also be made by the user via the app, chat bot or voice-activated assistant. Using Internet Protocol, these requests are automatically routed to the NowRx location where the robot performs automatic medication filling (sort, count, bottle, label and cap) without human intervention. A licensed pharmacist verifies every prescription before packaging for delivery, in accordance with regulations.

Delivery Logistics Layer and Opportunistic Refill Processing

NowRx has developed an extensive logistics platform and dashboard to optimize delivery routes based on traffic, geography and driver load. Furthermore, a large portion of medications are refilled and delivered to customers at regular intervals, usually once per month on or about the same day of the month (“ordinary refill queue”). However, refills may be opportunistically processed and delivered several days early, when permitted by the insurance health plan (typically 7 days in advance), to optimize delivery efficiency as measured by the number of refills delivered to the same neighborhood on the same day. As an illustration, if a new or refill prescription request is scheduled for delivery today to a certain neighborhood, the ordinary refill queue is scanned for any refills destined for the same neighborhood albeit several days in the future (“opportunistic refill”). These opportunistic refills are thus processed several days earlier than originally scheduled, thereby optimizing today’s deliveries to the target neighborhood, resulting in a lower cost delivery. As is always the case with deliveries, the customer is contacted first to confirm that an earlier delivery is acceptable.

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Screenshot of bottle image after robotic fill.

Screenshot of prospective customer requesting change to NowRx pharmacy.

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Screenshot of logistics and route planning.

Future Development

Patient Analytics: NowRx Medication Adherence IndexSM

NowRx is developing a method to improve the consistency with which patients adhere to their prescription plans (“medication adherence”). Patient frustration with the pharmacy process contributes to delays or postponement of medication regimes, non-adherence and in some cases prescription abandonment. Non-adherence is common. 110 million prescriptions are abandoned each year.6 For chronic disease patients, it is estimated that between 20% and 30% of prescriptions are never filled and up to 50% of medications are not taken as prescribed. Failure to follow prescriptions causes some 125,000 deaths per year and up to 10% of all hospitalizations. Medication non-adherence has been estimated to cause between $100 billion to $289 billion in waste to the U.S. healthcare system.7  One study found that 35% of patients who failed to fill their prescriptions cite the following reasons: 1) too busy to go to pharmacy, or too inconvenient, 2) forgot, or 3) lack of transportation.8  Patients that fail to adhere to their medication regimes, particularly those medications for chronic health conditions such as heart disease, diabetes and COPD, sometimes risk critical health episodes that lead to emergency healthcare services (hospitalizations, emergency rooms, or urgent care facilities). We believe it is possible to identify which patients are more likely to become non-adherent. NowRx intends to utilize data analytics and machine learning to calculate the NowRx Medication Adherence IndexSM, which will trigger additional communication and service protocols, such as additional text messages, phone calls from a pharmacist or coordination with a physician, to help improve medication adherence.

6 “Understanding Prescription Abandonment”, CVS, 2008.

7 “Interventions to Improve Adherence to Self-administered Medications for Chronic Diseases in the United States: A Systematic Review”, Annals of Internal Medicine.

8 “The Consent and Prescription Compliance (COPRECO) Study”, Academy of Emerging Medication, 2008.

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Mastering “The Last Mile of Healthcare”

Pharmacy represents a key entry point into the healthcare system for many customers. In fact, there are few aspects of healthcare that do not at some point intersect with pharmacy. Pharmacy data is some of the most valuable healthcare data available and we receive this data in its raw form, directly from physicians. In this way, we think about NowRx as a technology and Big Data company, and we plan to continue to develop advanced technologies across a wide array of pharmacy applications. All use of aggregate data is strictly subject to all applicable HIPAA and other privacy laws. In addition, pharmacists rank very high as authority figures in the healthcare planning for many customers. We believe there is an opportunity for technology-enabled, delivery-based pharmacies to become “health hubs” of the future, offering a platform to deploy additional healthcare services directly to customers, wherever they consume their healthcare services: at home, online or on their smartphone.

Wholesale Spot Purchasing Automation

Drug prices on the wholesale market have a high degree of variability. Each drug compound is available from multiple manufacturers, sold by a variety of wholesalers, each with their own individual price, which varies daily. Most pharmacies do not have sufficient staff resources to check all of the price variations each day in order to find the lowest price, and as a result frequently overpay for their inventory. NowRx’s software system automatically analyzes prices across several wholesalers, manufacturers and drug formulation, and identify the lowest price each day, thereby optimizing wholesale purchases and increasing gross margins.

Marketing

NowRx focuses marketing on two areas: the physician referral channel and direct-to-consumer. We market to physicians utilizing marketing representatives who visit directly with physicians and their staff to promote the benefits of NowRx not only to their patients but also to the physician’s office itself. Physicians obtain several benefits from the NowRx service, including reduced office resources spent managing patient prescriptions, streamlined insurance plan approvals including pre-authorizations, and more consistent application of drug coupons, all of which reduce the number of inbound calls to physicians, reduce time spent by physicians’ staff speaking with customers, drive higher patient satisfaction and potentially better patient health outcomes. NowRx also markets directly to healthcare facilities such as assisted living facilities that generate high volume prescription orders from multiple patients, and local hospitals, both of which are especially resource efficient marketing channels. As for direct-to-consumer marketing, we have continued to strengthen our presence on social media sites such as Facebook, as well as more traditional consumer marketing methods such as radio and TV. As the company scales up and achieves broad-based consumer recognition in any given region, we will increasingly focus on consumer driven marketing, both digital and traditional, in the pursuit of revenue growth.

In the fourth quarter of 2018, the company increased spending on direct-to-consumer digital, radio and cable TV advertising, as reflected by the higher sales and marketing expense in our financial statements. We intend to continue increasing spend moderately throughout 2019 as we attempt to increase market share in the areas surrounding our new micro-fulfilment centers.

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Market Opportunity

We believe retail pharmacy is a $260 billion industry on the brink of total transformation – a transformation the leading competitors are ill-equipped to address.  We believe recent trends in the on-demand economy clearly demonstrate that the historic pharmacy model of requiring “in-store pickup” is becoming outdated, as consumers are increasingly demanding more services delivered the same-day or even same-hour. The large players in the industry are currently committed financially to a business model that is fundamentally dependent on customers coming into stores to pick up their prescriptions and then buying additional items such as over-the-counter drugs and sundries. In 2017, there were approximately 63,500 traditional pharmacies that dispensed 5.8 billion 30-day prescriptions.9 The traditional pharmacy model with expansive retail space offering other products beyond prescription medications (such as over-the-counter medications and sundries) creates a strong financial incentive for large pharmacy chains to maintain their in-store pickup model for the upsell opportunity. We believe adopting a free same-day delivery necessarily reduces the upsell opportunity created by in-store foot traffic and thereby undermines the financial viability of the thousands of brick and mortar locations that are the backbone of the industry (i.e., industry disruption10). Furthermore, we believe the reliance on extensive retail infrastructure by the large pharmacy chains and the apparent lack of automation technology, places them at a significant competitive disadvantage in attempting the NowRx free same-day delivery model. In fact, recent attempts at same-day delivery by several industry leaders come with a charge of $8.99 to the customer or $4.99 for next day delivery, a model we believe will be a non-starter for most mainstream pharmacy customers1112. Notwithstanding the foregoing, we believe that the large chain store pharmacies will ultimately be compelled to provide a free same-day delivery model but are likely to do so through acquisitions or strategic partnerships with existing players such as NowRx that will have already developed systems, processes, automation software and other technology optimized from the ground up for free same-day delivery . Acquisition or strategic partnership can be a much easier path of entry for a legacy player since it can substantially reduce the technology risk. This result could serve NowRx shareholders well since it affords the company another opportunity for a liquidity event beyond a potential eventual initial public offering, particular if there are competing acquisition offers from existing players as well as new technology-based entrants such as Amazon or Uber. We cannot assure you, however, that any such acquisition or IPO will take place.

Competition

The retail pharmacy industry is highly competitive and going through rapid changes as it grapples with increasing consumer demand for better customer service including same-day delivery. NowRx competes with, among others, other startups in the on-demand prescription drug delivery space, retail drugstore chains, independently owned drugstores, wellness offerings and mail order pharmacies. We compete on the basis of convenience and customer service that is made possible through our new model for pharmacy based on efficient, highly automated micro-fulfilment centers powered by robotics, AI-powered chat bots, other software automation, and logistics all optimized for free same-day delivery and one-hour, expedited delivery. We intend to continue establishing a unique brand known for the ultimate in pharmacy convenience and dependability. We believe continued consolidation of the drugstore industry, new entrants like Amazon, and the aggressive discounting of generic drugs by mass merchandisers will further increase competitive pressures in the industry.

Startups

We are aware of several startups in the same-day prescription drug delivery space, including Alto Pharmacy, Capsule and NimbleRx, with the latter having recently cancelled the majority of their pharmacy licenses in California, indicating a change or pivot in strategy. Alto Pharmacy is located in the San Francisco Bay Area and emphasizes fertility and HIV in its marketing. Capsule currently serves the New York City area. Several of these competitors have raised significant venture capital rounds of funding. We believe we are the most technologically advanced pharmacy solution on the market and offer the most customer-centric and reliable on-demand service available.

Large Chain Pharmacies

The strategy of national pharmacy chains is fundamentally based on in-store upsell opportunities (over-the-counter and sundries). Any move by the pharmacy chains into free delivery would necessarily decrease customer foot traffic, undermine their upsell opportunities, and jeopardize the financial results of their expansive retail infrastructure. Free delivery of prescription drugs will inevitably disrupt their existing business model. We believe that ultimately the large chain pharmacies will be compelled by virtue of consumer demand to enter the on-demand, free same-day delivery space and likely will do so by acquiring existing players such as NowRx. As such, NowRx is building its business with the possibility of such a sale in mind, positioning itself to assure that its back-office infrastructure, its technology, and its delivery platform, are robust enough to support a business with thousands of highly efficient and automated locations. While there can be no assurance that a large pharmacy chain will seek to acquire the company, we believe this approach will make the company highly attractive to a large strategic buyer.

9 “The 2018 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, February 2018.

10 “The innovator's dilemma: when new technologies cause great firms to fail”, Christensen, Clayton M, 1997.

11 “CVS expands same-day prescription delivery nationwide”, CNBC, April 4, 2019.

12 “Walgreens launches next-day prescription delivery with FedEx to compete with Amazon”, CNBC, December 6, 2018.

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Mail Order Pharmacies

Mail-order pharmacy is a $135 billion market. The number of prescriptions being filled by mail-order pharmacies has been in decline the last several years, losing market share to retail chains and independent pharmacies13 Mail is an inexpensive and fairly convenient service, but by its very nature it is not an immediate or same-day service. It does not address “same-day fill” prescriptions, which is the $260 billion market that NowRx is addressing. Furthermore, acute, refrigerated (antibiotics, insulin, etc.) and controlled medications (schedule II narcotics, psychotropics, etc.), and first-time prescriptions that require pharmacist consultation, are better suited for local, retail or on-demand pharmacy dispensing.

Amazon and Other New Entrants

In 2018, Amazon acquired PillPack, an online pharmacy that ships through the mail drugs packaged in pre-sorted doses, but does not provide same-day delivery. Similar to other mail-order businesses, Pillpack has a small number of pharmacy locations distributed strategically across the United States: Manchester, NH, Miami, FL, Brooklyn, NY, Phoenix, AZ and Austin, TX – situated to promote consistent mail delivery to most or all parts of the United States. These pharmacy locations can deliver to customers outside of these states using out-of-state pharmacy licenses. Deliveries to out-of-state customers takes several days, in some cases up to 2 weeks.14 In order to provide same-day and even same-hour delivery, pharmacy fulfilment centers must be located near customers, and each facility is required by regulations to maintain its own pharmacy inventory on location, with licensed pharmacists on premises during business hours. We believe that while it is possible Amazon is going to eventually target same-day delivery pharmacy, Pillpack is decidedly a mail delivery pharmacy without the required licenses, infrastructure, systems or processes required to provide same-day delivery. Amazon may build the necessary requirements for same-day delivery but we believe they are currently targeting mail delivery and further, they would have to add substantially to the current Pillpack offering to achieve same-day delivery.

We believe NowRx has ample runway to build our business before and if Amazon enters the same-day pharmacy delivery space. In addition, pharmacy is a very high touch, intense customer service business, with pharmacy customers having very little tolerance for any lapses in service. As a healthcare business, pharmacy also involves personal health information and therefore, a high degree of security and customer trust. Other new, unknown entrants may also enter this space.

Employees

At December 31, 2018, we have 23 full-time employees and 2 part-time employees working out of our headquarters in Mountain View, California, including 4 licensed pharmacists.

Intellectual Property

The company does not currently hold any patents or trademarks. The company has filed a provisional patent covering several areas of our technology discussed above under “ — Technology.”  This provisional patent filing was registered with the US Patent Office on January 17, 2018 with serial no. 62618154. The provisional patent was converted into a utility patent on January 17, 2019 with serial no. 16249899

Research and Development

In 2017 and 2018, we spent $2,518 and $266,140, respectively, for research and development.

13 “The 2018 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, February 2018.

14 See Pillpack’s FAQ on the PillPack website: https://help.pillpack.com/hc/en-us/articles/360002110727-What-to-expect-from-your-first-shipment.

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Regulation

Our business is subject to federal, state and local laws, regulations, and administrative practices concerning the provision of and payment for health care services, including, without limitation: federal, state and local licensure and registration requirements concerning the operation of pharmacies and the practice of pharmacy; Medicare, Medicaid and other publicly financed health benefit plan regulations prohibiting kickbacks, beneficiary inducement and the submission of false claims; the ACA; regulations of the FDA and the DEA, including regulations governing the purchase, sale, storing and dispensing of controlled substances and other products, as well as regulations promulgated by state and other federal agencies concerning automated outbound contacts such as phone calls, text messages and emails.

NowRx is licensed by the DEA and the state of California. Our existing pharmacies are regulated by the state of California. As we expand our operations within California and in other states, each micro-fulfilment center will constitute a pharmacy, which will require a separate state license, and the company will become subject to additional states’ licensure and registration requirements.

Our business is also subject to patient privacy and other obligations, including responsibility imposed by HIPAA. As a covered entity, we are required to implement privacy standards, train our employees on the permitted uses and disclosures of protected health information, provide a notice of privacy practice to our customers and permit customers to access and amend their records and receive an accounting of disclosures of protected health information. We are also subject to federal and state privacy and data security laws with respect to our receipt, use and disclosure by us of personally identifiable information, which laws require us to provide appropriate privacy and security safeguards for such information.

In addition, in connection with the operation of our distribution center, we are subject to laws and regulations relating to the protection of the environment and health and safety matters, including those governing the management and disposal of hazardous substances and the cleanup of contaminated sites.

The Medicare Part D program has undergone significant legislative and regulatory changes since its inception and continues to attract a high degree of legislative and regulatory scrutiny. The applicable government rules and regulations are expected to continue to evolve in the future.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2018.

Overview

The company is an on-demand pharmacy, leveraging the latest in software technology, artificial intelligence, robotics and logistics to provide free same-day delivery of prescription medications, thereby avoiding the need to ever visit the pharmacy. NowRx was founded in February 2015 and commenced operations and revenue generation in January 2016. In 2015 the company was focused on obtaining its pharmacy licenses, developing the technology for the pharmacy platform and the mobile app, and establishing its first pharmacy location.

The company’s net sales consist of payments for prescription and some over-the-counter (“OTC”) items. For a prescription medication covered by a third party payor, such as an insurance company, a pharmacy benefit management (“PBM”) company or a manufacturer coupon plan, the company receives a portion of its revenues from the patient, in the form of a co-payment paid or charged at the time the prescription is filled, and the remainder as a reimbursement from the third-party payor, at contracted prices. For prescription medications not covered by a third-party payor, the payment is collected entirely from the patient. The company records the amounts subject to reimbursement in accounts receivable until payment is received, typically 20-45 days after the prescription is filled. Cost of goods sold consists primarily of prescription and OTC medications that are acquired from wholesale suppliers.

Our net sales, gross profit margin and gross profit are impacted by, among other things, the percentage of prescriptions that we fill that are generic versus brand name, the rate at which new generic and brand name drugs are introduced to the market, the mix of business between prescription medications and OTC items, and variations in wholesale pricing. Because any number of factors outside of our control can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods. Further consolidation among generic manufacturers coupled with changes in the number of major brand name drugs anticipated to undergo a conversion from branded to generic status may also result in gross margin pressures within the industry. We continuously face reimbursement pressure from PBM companies and other commercial third-party payors. In addition, plan changes with rate adjustments often occur in January and our reimbursement arrangements may provide for rate adjustments at prescribed intervals during their term. We experienced lower reimbursement rates as a percentage of revenue in fiscal 2018 as compared to the same period in the prior year. Wholesale pricing plans provide volume discounts that present an opportunity to increase gross margins as we grow our business. Increasing the percentage of revenue contributed by OTC items can also expand margins, as OTC items typically have higher margins than prescription medications. Longer-term, we expect downward pressure on reimbursements to be offset by improvements in wholesale volume discounting and increased OTC sales. However there is significant uncertainty in predicting the result of these offsetting factors on margins.

Results of operations

Year ended December 31, 2018 Compared to Year ended December 31, 2017

The company’s net sales for the year ended December 31, 2018 were $4,743,075, an increase of $2,245,408, or 89.9%, from net sales of $2,497,667 in 2017. This increase is attributable to a significant increase in number of customers. Cost of goods sold was $4,108,233 in 2018, resulting in gross profit of $634,842, and a gross margin of 13.4%. This compares to cost of goods sold totaling $2,162,965, gross profit of $334,702, and a gross margin of 13.4% in 2017. The company sold 41,834 prescription orders in 2018, as compared to 20,772 prescription orders in 2017. Average revenue per prescription and average gross profit per prescription in 2018 were $113.38 and $15.17, respectively. In 2017, average revenue per prescription was $120.34 and average gross profit per prescription was $16.11. The company’s mix of business, brand name drug vs. generic drug, was slightly more weighted towards generic drugs in 2018 as compared to 2017, which generally have lower revenue per prescription, similar margin percentage, and lower average gross profit per prescription as compared to brand name products. While the company does not anticipate dramatic change in the mix of business in the near term, new contracts from wholesaler arrangements, drug manufacturers, health facilities or other partners could have significant impact in its mix of business and/or margins.

15

The company’s operating expenses consist of general and administrative, sales and marketing, depreciation, and research and development expenses. Operating expenses in 2018 were $3,514,435, compared to $1,351,086 in 2017, an increase of $2,163,349, or 160.1%, resulting from the company’s expanding operations to meet increased customer demand.

General and administrative expenses represented the largest component of this increase, from $1,218,349 in 2017 to $2,677,727 in 2018, as:

•	the company’s payroll increased from $789,140, to $1,826,659 as it increased executive compensation in line with early stage startups and added 10 employees,
•	legal and professional services increased from $42,061 to $96,938,
•	lease arrangements increased from $56,194 to $109,027,
•	travel expenses decreased from $54,071 to $44,763, and
•	delivery costs increased from $276,883 to $600,340.

We anticipate that our general and administrative expenses will continue to increase as we continue to grow and expand geographically. To execute on our plan to establish multiple locations in strategic patient-dense areas, we will need to lease additional space. For instance, in 2018, we extended our lease for our first micro-fulfillment site in Mountain View for an additional 3-year period and entered into a 5-year lease in San Jose, California and a 3-year lease for additional space in Mountain View to establish micro-fulfillment centers. In the fourth quarter of 2018, we entered into additional leases for space in Santa Ana and Burlingame, California, and in 2019 we entered into an additional lease in Mountain View.

Sales and marketing expenses grew 356.1% from $118,307 in 2017 to $539,623 in 2018 as the company increased marketing efforts to raise awareness among physicians, health facilities and consumers, including the recruiting and hiring of 2 new sales representatives in 2018, and marketing to prospective investors for the Regulation A Offering (see below). The company used a portion of the net proceeds of the Regulation A Offering on marketing, including advertising and hiring sales representatives, to drive further sales. The company continues to invest in sales and marketing, including direct-to-consumer marketing, which will result in a significant increase in these costs in future periods.

Research and development expenses increased from $2,518 in 2017 to $266,140 in 2018. The company used a significant portion of the net proceeds of the Regulation A Offering on developing a proprietary pharmacy management system, which will require ongoing research and development costs to maintain and further develop.

Other expenses consist of interest expense, which amounted to $121,308 in 2018, compared to $76,497 in 2017, as the company accrued or paid interest on outstanding convertible securities and inventory financing. See “—Liquidity and Capital Resources – Indebtedness.”

As a result of the foregoing factors, the company’s net loss was $3,000,901 in 2018, a 174.6% increase from a net loss of $1,092,881 in 2017.

Liquidity and Capital Resources

As of December 31, 2018, the company’s cash and equivalents was $4,253,065. To date, the company has not made any profits and is still a “development stage company.” The company has recorded losses from the time of its inception in the total amount of $4,963,557.

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In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the audited financial statements are issued. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the near-term. We expect that we will need to raise additional capital to meet anticipated cash requirements for the 18-month period following the final closing date of the Regulation A Offering in September 2018. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and amount of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common and preferred stock. If additional funding is required, we cannot assure you that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan, and have an adverse effect on our business, results of operations and future prospects.

Regulation A Offering; Issuance of Series A Preferred Stock

On March 30, 2018, the company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “Regulation A Offering”). In the Regulation A Offering, the company offered to sell up to 3,500,000 shares of its Series A Preferred Stock, convertible into shares of Common Stock, at a price of $2.00 per share. The company completed the Regulation A Offering in September 2018. As of December 31, 2018, the company issued 3,499,878 shares of Series A Preferred Stock in the Regulation A Offering, which provided net cash proceeds after total offering expenses and commissions of $6,352,845.  In conjunction with this offering, the company issued 163,451 shares of Series A Preferred Stock valued at $326,900, to SI Securities, LLC, its sole and exclusive placement agent in connection with the Regulation A Offering, in addition to offering expenses and commissions. The company used a portion of the net proceeds to hire additional sales personnel, purchase additional equipment and furnishings for its new fulfillment centers, pay security deposits in connection with the 3 new leases executed in 2018 and develop the next phase of its proprietary software.

The company held its first closing in connection with the Regulation A Offering on April 24, 2018, in which it received gross proceeds in excess of $1 million. The initial closing of the Regulation A Offering constituted a qualified financing for purposes of the SAFE securities, the KISS agreements and the Crowd Notes, all of which were converted into shares of the company’s Series A Preferred Stock at that date.

Issuances of SAFE and KISS securities and Crowd Notes

Between July 2015 and November 2016, the company entered into simple agreements for future equity (“SAFE securities”) with investors, including Cary Breese and Sumeet Sheokand, in reliance on Section 4(a)(2) of the Securities Act, for total proceeds of $1,027,500. During 2017 and 2018, the company issued additional SAFE securities in the principal amount of $207,446 and $595,000, respectively. The SAFE securities did not bear interest and had no maturity date. The proceeds of this offering were used for general business purposes.

In 2016, the company entered into KISS agreements (Keep it Simple Security) with investors for total proceeds of $50,000. In 2017 and 2018, the company issued additional KISS securities for total proceeds of $939,819 and $485,000, respectively. The instruments were to mature 24 months after issuance and bore 5% interest per annum. Each of these offerings were made in reliance on Regulation D under the Securities Act. The proceeds were used for general business purposes.

On March 11, 2017, the company issued $209,230 in Crowd Notes pursuant to Regulation Crowdfunding and Regulation D under the Securities Act (the “crowdfunding offering”). The Crowd Notes had no maturity date and bore 5% interest per annum. In connection with the crowdfunding offering, which was conducted on a portal affiliated with SI Securities, LLC, the company issued to SI Securities, LLC an additional $39,412 in Crowd Notes. This $39,412 in Crowd Notes represented a combination of the fees due to SI Securities, LLC as compensation for the crowdfunding offering and a previous offering conducted under Regulation D, for which SI Securities, LLC was issued warrants that were voided prior to the crowdfunding offering, with the understanding that the fees would be combined and paid in total as Crowd Notes. The proceeds were used for general business purposes.

On April 24, 2018, the company held its first closing in connection with the Regulation A Offering in which it received gross proceeds in excess of $1 million. The initial closing of the Regulation A Offering constituted a qualified financing for purposes of the SAFE securities, the KISS agreements and the Crowd Notes, all of which were converted into a total of 5,178,301 shares of the company’s Series A Preferred Stock at that date.

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Indebtedness

On December 21, 2016, the company entered into an inventory financing arrangement of $62,100 with Kabbage, an inventory financier. The loan was secured by all assets of the company, bore an interest rate of 24.04% per annum, and was payable over six months for a total repayment of $66,447. The loan was paid in full in June 2017. In August and December 2017, the company entered into additional inventory financing arrangements with Kabbage for a total of $88,300, which bore interest at a rate of approximately 24% per annum. The inventory financing loan was paid in full in 2018.

In April 2018, the company extended the operating lease agreement for its office space in Mountain View, California for an additional 3 years. In connection with entering into the extension and as security deposit for the landlord, the company secured an irrevocable letter of credit with Silicon Valley Bank for $60,000 to the benefit of the landlord. To establish this facility, the Company placed $60,000 in a deposit account with Silicon Valley Bank. At December 31, 2018, the facility has not been drawn down and the company remains current with its lease payments.

The company currently has no material commitments for capital expenditures. The company maintains inventory used in the normal course of business, and had $446,325 of inventory on hand as of December 31, 2018.

Trend Information

Margin trends

The company has several initiatives underway to increase gross margins and improve operating margins, as follows:

•	Pharmacy Management System – The company historically utilized an “off-the-shelf” industry software system to manage pharmacy operations. Management and our technology team have analyzed several areas of inefficiencies in industry pharmacy management systems that cause higher than necessary labor costs for filling prescriptions. With the net proceeds from the Regulation A Offering, the company developed what it believes is a next-generation, proprietary pharmacy management system, which it expects over time will significantly reduce labor costs per prescription order while providing substantial improvements in customer service.
•	Optimized Robotic Dispensing – The company has more than a year of experience with a robotic dispensing system, the usage of which is currently below capacity. As order volume grows and the company further enhances its own proprietary pharmacy management system, we believe there is an opportunity to increase the efficiency and utility of the robot to reduce labor costs per order.
•	Pharmacy Refill Process Optimization – The company is developing proprietary algorithms to opportunistically process refills in advance of customary refill date, based on geographic location, in order to optimize delivery routing and reduce delivery costs per order. See “The Company’s Business – Technology — Delivery Logistics Layer and Opportunistic Refill Processing.”
•	Reduced Delivery Expense per Order – As the company increases revenue and customer volume per geography, the customer density increases and the run time per delivery is reduced, increasing the number of orders delivered per driver-hour and reducing the delivery cost per order.
•	Wholesale Volume Discounts – Wholesale pharmaceutical suppliers offer discounts for increasing volume of purchases and longer-term contracts. As we grow our business, management anticipates being able to purchase products at a reduced cost.
•	Increased OTC sales – Many OTC products on average have a larger gross margin than the average prescription medication. Management intends to increase OTC as a percentage of sales over time, increasing average revenue per order (“basket size”) as well as increasing the overall gross margin for the company.
•	Medication Synchronization – Many customers have multiple prescription medications that refill monthly, but often at times such that the refill dates fall on different days of the month causing multiple trips to the same customer’s house per month. By synchronizing medications, with the customer’s approval, to refill on the same day of the month, delivery efficiency can be enhanced, reducing delivery costs per order.

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Order trends

The company seeks to continually grow the number of orders and its revenues by focusing on two initiatives:

•	Increase sales and marketing through a combination of direct consumer advertising and sales representatives, which has generated steady growth from inception in the number of prescriptions, the number of referring physicians, and in revenues. A portion of the net proceeds of the Regulation A Offering will continue to be allocated to increased sales and marketing efforts.
•	The company intends to add new pharmacy locations. The company anticipates that raising the maximum amount sought in the Regulation A Offering will permit it to establish as many as 7 new locations, which we plan to accomplish by year-end 2019. We anticipate that as the company expands into new geographies it will experience growth rates and other business performance metrics equal to or better than those achieved at the company’s initial service area. Even if we are able to meet our projected timeline for establishing new geographies, these operations may not generate the anticipated growth in customers, orders and revenues at the pace that we project. Management believes that, given the growth pattern of revenues since inception through December 31, 2018, and, assuming we increase marketing expenditures with a portion of the net proceeds from the Regulation A Offering, it is likely that revenues will continue to increase. Even if we are able to meet our projected timeline for establishing the new geographies, these operations may not generate the anticipated growth in customers, orders, revenue and profit(loss) at the pace that we project.

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Item 3. Directors and Officers

Directors, Executive Officers and Significant Employees

The company’s executive officers and directors are listed below. The executive officers are full-time employees.

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Cary Breese	Chief Executive Officer, Chief Financial Officer	52	June 24, 2015
Sumeet Sheokand	Chief Technology Officer	44	June 24, 2015
Directors
Cary Breese	Director	52	June 24, 2015
Sumeet Sheokand	Director	44	June 24, 2015
Barry Karlin	Director	64	January 2, 2018
Significant Employee
Melissa Bostock	Pharmacist-in-Charge	37	October 15, 2015

Cary Breese, CEO and Co-founder

Cary Breese has served as the company’s CEO and CFO since the formation of the company in 2015. Prior to founding NowRx, Cary was CEO of GenieDB, a venture-funded tech startup that provided distributed MySQL database-as-a-service to enterprises, from 2012 until 2014. At GenieDB, Cary maintained overall responsibility for all operations, financing, marketing and sales. From 2011 to 2015, Cary was also a founding member and CFO of Frost Data Capital, a Big Data new company incubator and venture fund focused on new innovations in data management, data analytics and internet of things. Cary also was CEO of a successful financial tech company, Trafalgar Insurance Services, which he acquired in March 2003 and then led through financial turnaround and ultimate sale to a large regional financial services firm. Cary holds a Bachelor of Science degree in Electrical Engineering from Drexel University, and holds an ACAS designation from the Casualty Actuarial Society, a professional society whose members have demonstrated expertise in finance, economics, insurance and risk management.

Sumeet Sheokand, CTO and Co-founder

Sumeet Sheokand has served as the company’s CTO, a position in which Sumeet since the formation of the company in 2015. During 2014, Sumeet was involved with a startup incubator as an Entrepreneur-in-Residence. He also consulted with a top-3 US telecom provider to build their social media customer listener platform. Sumeet was CTO of GenieDB from 2012 until 2014, where he was responsible for all technology and software. Prior to joining GenieDB, Sumeet worked in technology management in a number of enterprises. Sumeet holds an undergraduate degree in Electrical and Computer Engineering from National Institute of Technology Kurukshetra, India, and a Masters of Business and Administration from UCLA Anderson School of Management.

Melissa Bostock, Pharmacist-in-Charge

Melissa Bostock has served as NowRx’s Pharmacist-in-Charge since the company began operations in November 2015.  Prior to joining NowRx, Melissa was Pharmacy Executive Team Manager at Target, from July 2012 to November 2015. Melissa holds a BS degree in Microbiology and a Master of Public Health degree in Community Health, from UCLA, and holds a Doctor of Pharmacy from University of California, San Francisco.

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Barry Karlin, Director

Barry Karlin joined the Board in January 2018. Since May 2014, he has been a private investor in real estate, high technology, and healthcare companies, and regularly consults to private equity firms as well as to public and privately held wealth management companies, primarily in the healthcare services sector. Barry was the founder, Chairman and CEO of Prospira PainCare, a physician-based rollup of pain management practices, from August 2012 to May 2014. He was also the founder, Chairman and CEO of CRC Health Group from 1995 to 2010, a specialized behavioral healthcare treatment provider in the United States, Canada and the United Kingdom. In 2000, Barry founded eGetgoing, which offered treatment through live, audio/video based online technology. He served as Chairman and CEO before eGetgoing was acquired by CRC in 2002. He previously cofounded and served as Chairman and CEO of Navigation Technologies, formerly served as a general partner at a venture firm specializing in the wireless communications industry and served as a strategy management consultant; first with Strategic Decisions Group (1981 – 1984) and subsequently with Decision & Risk Analysis, Inc. (1991 – 1995). Barry has received numerous awards including Ernst & Young 2008 Northern California Regional Entrepreneur of the Year in Life Sciences, Silicon Valley Business Journal 2002 award for Fastest Growing Private Company, Certificate of Special Congressional Recognition in 2005 and the California Association of Drug Abuse Counselors award for exceptional contribution to the addiction community. He received his Ph.D. and M.S. from Stanford University in the Department of Engineering-Economic-Systems (specialty in Decision Sciences) and a B.S. in Electrical Engineering from the University of Witwatersrand in South Africa.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation	Other compensation	Total compensation
Cary Breese	CEO	$215,537	$0	$215,537
Sumeet Sheokand	CTO	$208,474	$0	$208,474
Barry Karlin	Director	$48,514	$0	$48,514

Other than cash compensation, health benefits and stock options, no other compensation was provided to the executive officers, including in their capacity as directors of the company.

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Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of December 31, 2018, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities, or having the right to acquire those securities. The table assumes that all options and warrants have vested. The company’s voting securities include all shares of Common Stock and, upon the amendment of the amended certificate of incorporation immediately prior to the closing of this offering, all shares of Preferred Stock.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class
Cary Breese 6 Trapani Laguna Niguel, CA 92677	Common Stock	3,617,600		0	42.42%
Sumeet Sheokand 995 W. Homestead Road Sunnyvale, CA 94087	Common Stock	3,182,400		0	37.32%
Barry Karlin 120 Atherton Ave Atherton, CA 94027	Common Stock	1,700,000	(1)	0	19.94%
All current officers and directors as a group (3 people)	Common Stock	8,500,000		0	99.68%
All current officers and directors as a group (3 people)	Series A Preferred Stock	445,229		0	5.04%

(1) All shares are owned by The Karlin Family Trust, of which Mr. Karlin is the trustee. As trustee, he exercises voting control over all shares.

Item 5. Interest of Management and Others in Certain Transactions

The company’s co-founders and an employee extended financing of $65,000 and $25,000, respectively, in 2015 to the company through SAFE securities. In 2016, that employee provided an additional $10,000 of SAFE financing. The balances on all these securities were converted during 2018 to shares Series A Preferred Stock, as discussed in Item 2 under “— Issuances of SAFE and KISS securities and Crowd Notes.”

The company reimburses the CEO for an apartment on a month-to-month basis. Rent is $1,677 per month and is available for reimbursement monthly.

Item 6. Other Information

None

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Item 7. Financial Statements

NowRx, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2018 and 2017

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NowRx, Inc.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders of NowRx, Inc.

We have audited the accompanying financial statements of NowRx, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Members of:	Management’s Responsibility for the Financial Statements
WSCPA
AICPA PCPS	Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

802 N. Washington	Auditor’s Responsibility
PO Box 2163
Spokane, Washington 99210-2163	Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com	An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NowRx, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 3 of the financial statements, the Company has not yet generated profits and has an accumulated deficit. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Spokane, Washington
April 30, 2019

NOWRX, INC.

BALANCE SHEETS

As of December 31, 2018 and 2017

	December 31,	December 31,
	2018	2017

ASSETS
Current Assets:
Cash and equivalents	$4,253,065	$52,212
Accounts receivable, net	356,316	269,788
Inventory	446,325	239,768
Prepaid expense	52,452	4,750
Deposits	15,000	19,898
Total Current Assets	5,123,158	586,416

Other non-current assets	175,050	-
Property and equipment, net	383,553	165,927
TOTAL ASSETS	$5,681,761	$752,343

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$325,471	$122,015
Accrued liabilities	264,024	27,232
Accrued interest	-	38,930
Short-term inventory financing	-	68,925
KISS liability, current portion	-	50,000
Total Current Liabilities	589,495	307,102

Non-Current Liabilities:
SAFE liability	-	1,234,960
Crowd Notes	-	191,024
KISS liability, net of current portion	-	948,479
Total Non-Current Liabilities	-	2,374,463

Total Liabilities	589,495	2,681,565

Stockholders' Equity (Deficit):
Series A Preferred Stock, $0.00001 par value, 10,000,000 shares authorized, 8,841,630 and 0 shares issued and outstanding, liquidation preferences of $17,683,260 and $0 as of December 31, 2018 and 2017, all respectively.	88	-
Common stock, $0.00001 par value, 20,000,000 shares authorized, 8,500,000 and 8,500,000 shares issued and outstanding, 5,843,750 and 5,489,583 vested as of December 31, 2018 and 2017, all respectively.	85	85
Additional paid-in capital	10,055,650	33,349
Accumulated deficit	(4,963,557)	(1,962,656)
Total Stockholders' Equity (Deficit)	5,092,266	(1,929,222)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$5,681,761	$752,343

See accompanying notes, which are an integral part of these financial statements.

NOWRX, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2018 and 2017

	2018	2017

Sales, net	$4,743,075	$2,497,667
Cost of goods sold	(4,108,233)	(2,162,965)
Gross profit	634,842	334,702

Operating Expenses:
General and administrative	2,677,727	1,218,349
Sales and marketing	539,623	118,307
Depreciation expense	30,945	11,912
Research and development	266,140	2,518
Total Operating Expenses	3,514,435	1,351,086

Loss from operations	(2,879,593)	(1,016,384)

Other Expenses:
Interest expense	(121,308)	(76,497)
Total Other Expenses	(121,308)	(76,497)

Net Loss	$(3,000,901)	$(1,092,881)

Weighted-average vested common shares outstanding:
- Basic and Diluted	5,666,752	3,895,833

Net loss per common share
- Basic and Diluted	$(0.53)	$(0.28)

See accompanying notes, which are an integral part of these financial statements.

NOWRX, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2018 and 2017

	Series A Preferred Stock		Common Stock				Total Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Equity (Deficit)

Balance at December 31, 2016	-	$-	8,500,000	$85	$765	$(869,775)	$(868,925)

Stock-based compensation	-	-	-	-	32,584	-	32,584
Net loss	-	-	-	-	-	(1,092,881)	(1,092,881)
Balance at December 31, 2017	-	-	8,500,000	85	33,349	(1,962,656)	(1,929,222)

Issuance of preferred stock for cash	3,499,878	35	-	-	6,999,721	-	6,999,756
Issuance of preferred stock as broker commission	163,451	2	-	-	326,900	-	326,902
Offering costs	-	-	-	-	(973,813)	-	(973,813)
Conversion of SAFE agreements	2,540,006	25	-	-	1,829,935	-	1,829,960
Conversion of KISS notes	2,206,195	22	-	-	1,571,006	-	1,571,028
Conversion of Crowd Notes	432,100	4	-	-	258,134	-	258,138
Exercise of stock option	-	-	27,500	-	1,375	-	1,375
Repurchase of common stock from founders	-	-	(1,700,000)	17	-	-	17
Reissuance of common stock	-	-	1,700,000	(17)	-	-	(17)
Stock-based compensation	-	-	-	-	9,043	-	9,043
Net loss	-	-	-	-	-	(3,000,901)	(3,000,901)
Balance at December 31, 2018	8,841,630	$88	8,527,500	$85	$10,055,650	$(4,963,557)	$5,092,266

See accompanying notes, which are an integral part of these financial statements.

NOWRX, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018 and 2017

	2018	2017

Cash Flows from Operating Activities
Net Loss	$(3,000,901)	$(1,092,881)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	30,945	11,912
Stock-based compensation	9,043	32,584
Note issued as compensation	39,412	-
Loan discount amortization	49,547	25,540
Changes in operating assets and liabilities:
Change in receivables	(86,528)	(141,236)
Change in inventory	(206,557)	(141,774)
Change in prepaid expenses	(47,702)	(4,750)
Change in deposits	4,898	(6,000)
Change in other non-current asset	(175,050)	-
Change in accounts payable and accrued liabilities	439,428	70,674
Change in accrued interest	27,594	38,693
Net Cash Used in Operating Activities	(2,915,871)	(1,207,238)

Cash Flows from Investing Activities
Purchases of property and equipment	(248,571)	(134,317)
Net Cash Used in Investing Activities	(248,571)	(134,317)

Cash Flows from Financing Activities
Proceeds from issuance of preferred stock	6,999,756	-
Offering costs	(646,911)	-
Proceeds from exercise of stock options	1,375	-
Repayments on short-term inventory financing	(68,925)	6,825
Proceeds from KISS agreements, net of placement fees	485,000	889,675
Proceeds from SAFE agreements	595,000	207,460
Proceeds from Crowd Notes, net of placement fees	-	184,288
Repayments from/on short-term notes payable	-	(70,000)
Net Cash Provided by Financing Activities	7,365,295	1,218,248

Net Change In Cash	4,200,853	(123,307)

Cash at Beginning of Period	52,212	175,519
Cash at End of Period	$4,253,065	$52,212

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$6,099	$12,264
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activity
Conversion of SAFE agreement to preferred stock	$1,829,960	$-
Conversion of KISS note to preferred stock	$1,571,028	$-
Conversion of Crowd Note to preferred stock	$258,138	$-
Note issued as compensation	$39,412	$-
Preferred stock issued as broker compensation	$326,902	$-
Conversion of SAFE agreement to KISS agreement	$-	$40,000

See accompanying notes, which are an integral part of these financial statements.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

NOTE 1: NATURE OF OPERATIONS

NowRx, Inc. (the “Company”), is a corporation organized February 19, 2015 under the laws of Delaware. The Company is an on-demand pharmacy that fulfills and delivers customer prescriptions using a web and application-based platform.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017, the Company’s cash balances exceeded federally insured limits by $4,003,065 and $0, respectively. As of December 31, 2018, $60,000 of the cash balance is restricted due to collateral requirements for a letter of credit (LOC) in the same amount used in lieu of a security deposit for one of the Company’s locations.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has recorded an allowance against its account receivables balances of $15,372 and $10,900 for December 31, 2018 and December 31, 2017, respectively.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Inventory

Inventory is stated at the lower of cost or market and accounted for using the first in, first out (FIFO) method. The inventory balances of $446,325 and $239,768 as of December 31, 2018 and 2017, respectively, consisted of pharmaceuticals and related products. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary. The Company has recorded inventory shrinkage of $121,429 and $0 for December 31, 2018 and 2017, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $30,945 and $11,912 for the periods ended December 31, 2018 and 2017, respectively. The Company’s property and equipment consisted of the following as of December 31, 2018 and 2017:

	12/31/2018	12/31/2017
Automobiles	$58,321	$34,332
Furniture and equipment	265,184	121,020
Leasehold improvements	109,399	28,981
Property and equipment, at cost	$432,904	$184,333
Less: accumulated depreciation	(49,351)	(18,406)
Property and equipment, net	$383,553	$165,927

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Stock options issued during 2018 were measured using level three inputs.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Cost of goods sold includes product costs, while delivery related costs are included in general and administrative costs in the statement of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $266,140 and $2,518 for the periods ended December 31, 2018 and 2017, respectively.

Sales and Marketing

Sales and marketing costs are expensed as incurred and include advertising costs related to the Series A Preferred Stock offering. Total expense related to sales and marketing was $539,623 and $118,307 for the periods ended December 31, 2018 and 2017, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $5,414,830 and $1,827,710 as of December 31, 2018 and 2017, respectively. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $1,534,220 and $532,487 as of December 31, 2018 and 2017, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 and 2017 deferred tax assets, resulting in a decrease of its December 31, 2017 net deferred tax assets of $199,576.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2018 and 2017, diluted net loss per share is the same as basic net loss per share for each year.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not yet generated profits, has sustained net losses of $3,000,901 and $1,092,881 during the periods ended December 31, 2018 and 2017, respectively, and has an accumulated deficit of $4,963,557 as of December 31, 2018.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4:  FINANCING ARRANGEMENTS

Short-Term Inventory Financing

On December 21, 2016, the Company entered into an inventory financing arrangement of $62,100 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of 24.04% per annum, and is payable over six months, with expected average monthly payments of approximately $11,075, for a total repayment of $66,447. This loan was repaid in full during the period ended December 31, 2017. As of December 31, 2018, and 2017, the outstanding loan balance was $0 and $0, respectively.

In August 2017, the Company entered into an inventory financing arrangement of $62,100 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of approximately 24% per annum, and is payable over six months, with expected average monthly payments of approximately $11,075, for a total repayment of $66,447. The loan was repaid in full during the period ending December 31, 2018.

In December 2017, the Company entered into a second inventory financing arrangement of $26,200 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of approximately 24% per annum, and is payable over six months, with expected average monthly payments of approximately $4,672, for a total repayment of $28,032. The loan was repaid in full during the period ending December 31, 2018. As of December 31, 2018, and 2017, the loan balance was $0 and $26,200, respectively.

The total interest paid on these loans for the years ended December 31, 2018 and 2017 was $5,478 and $9,398, respectively.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Short-Term Notes Payable

On December 21, 2016, the Company entered into promissory notes totaling $70,000 with five individuals. All notes bear 12% interest, mature on April 30, 2017, and are due in full with accrued interest at maturity. These notes are collateralized by receivables, cash accounts, inventories, and all related proceeds. The notes are immediately callable in the event of (a) an equity financing of at least $1 million, or (b) insolvency or bankruptcy proceedings. The loans were repaid in full during the period ended December 31, 2017. As of December 31, 2018, and 2017, principal of $0 and accrued interest of $0 were outstanding, all respectively.

KISS Agreements

On December 19, 2016, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $50,000. The instrument matures in 24 months and bears 5% interest per annum. During the year ended December 31, 2017, the Company issued additional KISS notes for total principal of $979,819, maturing after terms of 24 months, and bearing interest at 5% per annum. Of that amount, $40,000 were converted to KISS agreements from previously outstanding SAFE agreements, while the remaining $939,819 were cash investments. During the twelve-month period ended December 31, 2018, the Company issued $485,000 additional KISS notes, maturing after terms of 24 months and bearing interest at 5% per annum.

If and upon a qualified financing where the Company sells preferred stock of $1,000,000 or greater, the instruments’ face value along with accrued interest will automatically convert to preferred stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $6,000,000 or $10,000,000 (varies by agreement issuance date) on the Company’s fully diluted capitalization. Such a conversion includes a “shadow series” provision, which limits the holder’s liquidation preference to the discounted purchase price.

If and upon a corporate transaction, the KISS becomes convertible into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $6,000,000 or $10,000,000 (varies by agreement issuance date) on the Company’s fully diluted capitalization, or is payable to the noteholder in the amount of two times the principal amount, at the noteholder’s election.

If at maturity neither of the aforementioned conversions have occurred, the noteholder may elect to convert the KISS and any unpaid accrued interest into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $6,000,000 or $10,000,000 (varies by agreement issuance date) on the Company’s fully diluted capitalization.

As of December 31, 2017, the then outstanding KISS agreements had not been converted and remained outstanding in the full principal amounts. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

During the period ended December 31, 2018, all KISS notes were converted into Series A Preferred Stock, as discussed at Note 5.

Loan placement fees of $50,144 were incurred in connection with the 2016-2017 issuances of these notes and were recorded as discounts to the notes. The Company amortized such fees to interest expense over a 24-month period, which is the Company’s estimate of when these notes will convert. The unamortized costs were charged to interest expense at the conversion date.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

As of December 31, 2018, and December 31, 2017, $0 and $1,029,819, of KISS notes were issued and outstanding, which are presented net of unamortized loan expenses of $0 and $31,340, for a carrying balance of $0 and $998,479, all respectively. Interest expense of $56,170 and $32,198 (inclusive of loan fee amortization) was recognized during the period ended December 31, 2018 and the year ended December 31, 2017 on such notes, all of which was converted along with principal into Series A Preferred Stock, as discussed at Note 5.

SAFE Agreements

In 2016, 2017, and the period ended December 31, 2018, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $622,500, $207,460, and $595,000, respectively. During 2017, $40,000 of SAFE agreements were converted to KISS agreements. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into the Company’s preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a $6,000,000 or $10,000,000 (dependent upon issuance date) pre-money valuation on the Company’s then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing. $47,500 of the 2016 issuances contain an additional provision providing a future purchase right to additional purchases of preferred stock at the same terms and pricing as the SAFE conversions, which results in a potential increase to the aggregate purchase amount of $47,500.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the Company’s then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company’s preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

By year of end, December 31, 2018, all SAFE agreements were converted into Series A Preferred Stock, as discussed at Note 5.

Crowd Notes Payable

The Company conducted an offering of convertible securities (“Crowd Notes”) under Regulation CF during 2017, resulting in the issuance of $209,230 of Crowd Notes during the year ended December 31, 2017. As compensation on the offering to its broker, the Company issued an additional $39,412 of Crowd Notes during the period ended December 31, 2018. The Crowd Notes bear interest at 5%, compounded quarterly, and do not have a stated maturity date. The Crowd Notes are convertible into the Company’s stock upon a future qualified equity financing of $1,000,000 or greater, or upon a corporate transaction (as defined in the note agreements). The conversion price on the notes is the lesser of a 20% discount or the price per share implied by a $6,000,000 pre-money valuation on the Company’s fully diluted capitalization.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Loan placement fees of $26,942 were incurred in connection with this offering and were recorded as discounts to the notes during the year ended December 31, 2017. An additional $39,411 was incurred and recorded related to the aforementioned Crowd Note compensation provided to its broker in the offering for the year ended December 31, 2018. The Company is amortizing such fees to interest expense over a 24-month period, which is the Company’s estimate of when these notes will convert. As the Crowd Notes converted into the Company’s Series A Preferred Stock during the period ended December 31, 2018, all unamortized loan fees were charged to interest expense during the period ended December 31, 2018.

As of December 31, 2017, $209,230 of Crowd Notes were issued and outstanding, which were presented net of unamortized loan expenses of $18,206, for a carrying balance of $191,024 as of December 31, 2017. Interest expense of $5,492 was recognized during the year ended December 31, 2017 on such notes, of which none was paid so the full amount remains on the balance sheet as accrued interest payable. Interest expense, inclusive of amortization of loan fees and broker compensation notes, of $59,660 was recorded for the year ended December 31, 2018.

During the period ended December 31, 2018, all Crowd Notes were converted into Series A Preferred Stock, as discussed at Note 5.

NOTE 5: STOCKHOLDERS’ EQUITY/(DEFICIT)

Capital Structure

The Company has authorized 20,000,000 shares of $0.00001 par value common stock and 10,000,000 shares of $0.00001 par value Series A Preferred Stock. As of December 31, 2018 and 2017, 8,500,000 shares of common stock were issued and outstanding. As of each December 31, 2018 and 2017, 8,841,630 and 0 shares of Series A Preferred Stock were issued and outstanding, respectively.

The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the certificate of incorporation). The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($2.00) per share, providing a total liquidation preference of $17,683,260 and $0 as of December 31, 2018 and 2017, respectively. Preferred stockholders have voting rights on an as-converted basis.

Common Stock

In June of 2015, the Company issued its two founders a total of 8,500,000 shares of common stock at $0.00001 per share, in exchange for $850 of cash and intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 1/48 per month, commencing May 2015. As of December 31, 2017, 5,489,583 of the shares had vested. During 2018, the founders entered into an agreement to re-vest their shares. Under this agreement, the total outstanding common stock become 50% vested and 50% unvested, and then vest monthly over 24 months commencing March 2018. As of December 31, 2018, 5,843,750 shares of common stock were vested.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

During 2018, the founders of the Company transferred a collective total of 1,700,000 shares of common stock to another co-founder.

Preferred Stock

The Company conducted an offering of its Series A Preferred Stock in 2018, issuing 3,499,878 shares of Series A Preferred Stock at $2.00 per share, providing gross proceeds of $6,999,721. In conjunction with this offering, the Company issued its broker 163,451 shares of Series A Preferred Stock valued at $326,900, in addition to cash broker fees and other associated offering costs with this offering, which were charged to additional paid-in capital.

This offering triggered conversion of all outstanding SAFE agreements, KISS notes, and Crowd Notes into Series A Preferred Stock. SAFE agreements with purchase amounts totaling $1,829,960 were converted into 2,540,006 shares of Series A Preferred Stock at conversion prices of $0.60 or $1.00 per share. KISS notes with outstanding principal and accrued interest totaling $1,571,028 were converted into 2,206,195 shares of Series A Preferred Stock at conversion prices of $0.60 or $1.00 per share. Crowd Notes with outstanding principal and accrued interest totaling $258,138 were converted into 432,100 shares of Series A Preferred Stock at conversion prices of $0.60 per share.

2015 Equity Incentive Plan

The Company adopted the 2015 Equity Incentive Plan (the “Plan”), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock at the time of issuance. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company issues new common shares upon the exercise of options.

The Company has reserved 1,500,000 shares of common stock under the Plan. As of December 31, 2018 and 2017, 569,445 and 529,500 shares of common stock were available for grant under the Plan, respectively. A summary of options activities for the periods ended December 31, 2018 and 2017 is as follows:

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

	December 31, 2018		December 31, 2017
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	970,500	$0.05	879,500	$0.05
Granted	137,555	$0.21	91,000	$0.05
Exercised	(27,500)	$0.05	-
Forfeited	(177,500)	$0.05	-
Outstanding - end of year	903,055	$0.07	970,500	$0.05

Exercisable at end of year	678,875	$0.05	651,688	$0.05

Weighted average grant date fair value of options granted during year	$0.105		$0.05

Intrinsic value of options outstanding at year-end	$127,090		$-

Weighted average duration (years) to expiration of outstanding options at year-end	7.5		8.1

Weighted average duration (years) to expiration of exercisable options at year-end	6.9		7.9

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2018 and 2017:

	2018	2017

Risk Free Interest Rate	2.51%	1.70%-2.30%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	5 - 7	6 - 7
Fair Value per Stock Option	$0.105	$0.050

The Company calculated its estimate of the value of the stock compensation granted for the periods ended December 31, 2018 and 2017 under FASB ASC 718 and FASB ASC 505, and recorded compensation costs related to the stock option grants of $9,043 and $32,584, respectively. As of December 31, 2018, there is $15,378 of stock-based compensation to be recognized over a weighted-average period of approximately 3 years.

NOTE 6: RELATED PARTY TRANSACTIONS

During 2015, the Company’s co-founders extended financing of $65,000 and $15,000, a Director extended financing in the amount of $50,000 and an employee extended financing to the Company in the amounts $25,000. In 2016, that employee issued another $10,000. In 2018, that Director issued another $250,000. to the Company. All such financings were through the SAFE agreements discussed in Note 4. All such balances remained outstanding as of December 31, 2017 and were converted during 2018 to Series A Preferred Stock, as discussed in Note 5.

The Company reimburses the CEO for an apartment on a month-to-month basis. Rent is $1,677 per month and is available for reimbursement monthly.

NOTE 7:  LEASE ARRANGEMENTS

In June 2015, the Company entered into a 3-year operating lease agreement for office space. The agreement called for a security deposit of $8,898 and monthly payments of $4,194 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for 18% of the homeowners’ association dues, which currently totals $200-$300 per month. In April 2018, the Company extended the existing lease 3-year operating lease for the office space. The security deposit was lowered to $5,051 creating the difference of $3,848 being credited towards rent in August 2018.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Future minimum payments under this lease are as follows:

2019	$58,271
2020	60,019
2021	20,203
Total future minimum lease payments	$138,493

For the periods ended December 31, 2018 and 2017, the Company recognized $59,983 and $56,194 of lease expense related to this lease, respectively.

Lease Agreement

In July 2018, the Company entered into a 5-year operating lease agreement for office space in San Jose, California. The agreement called for a security deposit of $50,000 and monthly payments of $4,877 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 0.027% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2019	$59,402
2020	61,184
2021	63,019
2022	64,910
2023	32,935
Total future minimum lease payments	$281,450

For the periods ended December 31, 2018 and 2017, the Company recognized $31,489 and $0 of lease expense related to this lease, respectively.

Lease Agreement

In August 2018, the Company entered into a 3-year operating lease agreement for office space in Mountain View, California. The agreement called for a security deposit of $10,000 and monthly payments of $1,320 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for $285 per month of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2019	$19,260
2020	19,740
2021	20,220
Total future minimum lease payments	$59,220

For the periods ended December 31, 2018 and 2017, the Company recognized $6,420 and $0 of lease expense related to this lease, respectively.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: CONCENTRATIONS

The Company has significant concentrations in its account receivables, where approximately 30% and 80% of its accounts receivable balance as of December 31, 2018 and 2017, respectively, were held with one pharmacy services administration organization (PSAO) payor. Should this insurance payor no longer be able to satisfy these statutory obligations to the Company, it would have a significant adverse effect to the Company.

Approximately 90% of the Company’s products are procured through a single supplier. Should this supplier no longer be willing or able to satisfy the Company’s product needs it could adversely affect the Company’s business.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company is evaluating the impact of this new standard and plans to implement this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The amendments in ASU 2016-09 simplify several aspects of the accounting for share-based payment transactions. The new guidance requires that excess tax benefits (which represent the excess of actual tax benefits receive at the date of vesting or settlement over the benefits recognized over the vesting period or upon issuance of share-based payments) be recorded in the income statement as a reduction of income or income taxes when the awards vest or are settled. The new guidance also requires excess tax benefits to be classified as an operating activity in the statement of cash flows rather than as a financing activity.  The new standard was implemented for these financial statements.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Lease Agreement

In December 2018, the Company entered into a 5-year operating lease agreement for office space in Santa Ana, California starting in January 2019. The agreement called for a security deposit of $50,000 and monthly payments of $8,531 for the first year, with subsequent annual rent increases of 3% over the next five years.

Future minimum payments under this lease are as follows:

2019	$102,375
2020	105,446
2021	108,610
2022	111,868
2023	115,224
Total future minimum lease payments	$543,523

Lease Agreement

In February 2019, the Company entered into a 5-year operating lease agreement for office space in Burlingame, California starting in February 2019. The agreement called for a security deposit of $30,000 and monthly payments of $8,742 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 25% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2019	$96,162
2020	107,789
2021	111,023
2022	114,348
2023	117,776
2024	9,839
Total future minimum lease payments	$556,937

Lease Agreement

In February 2019, the Company entered into a 1-year and 4-month operating lease agreement for office space in Mountain View, California starting in February 2019. The agreement called for a security deposit of $5,066 and monthly payments of $4,918 for the first year, with subsequent annual rent increases of 3% over the next year. Additionally, the Company is responsible for 21% of the common area maintenance charges of the complex.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Future minimum payments under this lease are as follows:

2019	$54,099
2020	35,459
Total future minimum lease payments	$89,558

Management’s Evaluation

Management has evaluated subsequent events through April 24, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
4	Form of Subscription Agreement (3)
8	Escrow Agreement (4)

(1) Filed as an exhibit to the NowRx, Inc. Report on Form 1-K for the fiscal year ended December 31, 2017 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420418023635/tv492499_ex2-1.htm

(2) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10792) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420418002814/tv481456_ex2-3.htm

(3) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10792) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420418014641/tv488125_ex4-1.htm

(4) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10792) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420418014641/tv488125_ex8.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, California, on April 30, 2019.

NowRx, Inc.
By	/s/ Cary Breese
Cary Breese, Chief Executive
NowRx, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Cary Breese
Cary Breese, Chief Executive Officer,
Principal Financial Officer, Principal Accounting Officer, Director
Date: April 30, 2019

/s/ Sumeet Sheokand
Sumeet Sheokand, Director
Date: April 30, 2019

/s/ Barry Karlin
Barry Karlin, Director
Date: April 30, 2019

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